CONSOL Energy, Inc.
CNX Center
1000 CONSOL Energy Drive
Canonsburg, PA 15317-6506
June 21, 2011

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.W., Mail Stop 7010
Washington, D.C. 20549

RE: Consol Energy Inc
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 10, 2011
File No. 001-14901

Dear Mr. Schwall:

This letter sets forth the responses of CONSOL Energy (the "Company" or "we" or "our") to the comments of the staff of the U.S. Securities and Exchange Commission (the "Commission") contained in your letter dated June 10, 2011. The Company's responses set forth below correspond to the comments as numbered in the staff's letter. Due to our responses demonstrating enhanced disclosure in management discussion and analysis and footnotes to the consolidated financial statements, the Company requests the enhanced disclosure be added to future filings.

Form 10-K for the Fiscal Year Ended December 31, 2010
Marketing and Sales, page 17

1.	We note your agreement with Xcoal which will provide you with increased access to the "growing Asian markets." Please file that agreement as an exhibit.

Company Response:

Our agreement with Xcoal is a sales agency agreement similar to other sales agency agreements we have with other brokers (see page 17 of Form 10-K). In the coal industry, sales agency agreements are a widely accepted means of marketing coal. It is our belief that the Xcoal sales agreement is in the ordinary course of business, that our business is not substantially dependent upon it and as such, does not meet the criteria for filing as an exhibit to our Form 10-K under Regulation S-K, item 601(b)(10).

Marcellus Shale

Other Gas, page 21

2.	We note your use of hydraulic fracturing in several locations. Please tell us, with a view toward disclosure:

•	the percentage of your services involved in fracking; and

•	the anticipated costs and funding associated with fracking activities; and

Please also tell us whether you:

•	have steps in place to ensure that your drilling, casing, and cementing adhere to known best practices;

•	monitor the rate and pressure of the fracturing treatment in real time for any abrupt change in rate or pressure;

•	evaluate the environmental impact of additives to the frac fluid; and

•	minimize the use of water and/or dispose of it in a way that minimizes the impact to nearby surface water. In this regard, we note your reference to VaporFrac.

Company Response:

Our gas operations use fracturing techniques in nearly 100% of the wells we drill and complete. Fracturing techniques include nitrogen, foam and hydraulic (Water) Fracs. These fracturing techniques are completed using third party service providers and were estimated to cost approximately $120 million for the year ended December 31, 2010 and are expected to cost approximately $180 million in 2011.

The company has developed internal manuals outlining both the Company and industry best practices to ensure that our drilling, casing and cementing are completed properly. Also, daily drilling and completion reports are prepared and sent to management personnel to ensure that best practices are adhered to. Completion reports are prepared and     communicated to the appropriate state authority which detail these practices and procedures. We are also members of professional industry organizations such as International Association of Drilling Contractors (IADC). CONSOL Energy personnel monitor frac pressures in real time. Generally, readings are recorded at regular intervals, and are done so     via primary and secondary methods - ensuring redundancy.

The environmental impacts of the Company's additives to frac fluid are monitored through our affiliation with numerous industry organizations. CONSOL Energy strives to adhere to a high standard of transparency with regard to chemicals and additives involved with our fracturing processes. A completion report is prepared for each well. In this report, a breakdown of the chemicals and additives used is detailed on a per-stage basis. Each chemical and additive is further broken down by percentage of total frac solution. Generally speaking, other than water and sand, chemicals and additives make up less than one percent of the total.

CONSOL Energy's drilling and completion activities strive to recycle or reuse the majority of produced water in the fracturing process. This is accomplished by utilizing produced water from wells already in line (commonly referred to as brine). Also, we capture and reutilize any flowback water from the drilling and completion process itself. This recycling program minimizes the amount of fresh water demand on various municipal water authorities and minimizes the amount of water requiring disposal. Additionally, the Company no longer uses municipal treatment facilities. As mentioned above, the vast majority of produced water is utilized in the fracturing process, with a very small percentage going to underground injection (primarily drill pit related). As closed loop systems are better utilized, the percentage of water going to injection will lessen over time, with the ultimate goal of near 100% utilization of recycled water. We look upon ourselves as an industry leader in this regard.

At this point in time, from various engineering perspectives, the use of the vapor frac technology is not a viable alternative to hydraulic fracturing specific to the Marcellus formation.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 65

3.
We note your fourth-quarter 2010 earnings conference call on January 27, 2011 in which you indicated that you "expect to produce between 59 million and 61 million tons of coal in 2011" and that "[for] the first quarter [you] are essentially sold out and expect to produce between 15.5 million and 16 million tons." This would appear to have been a known trend and uncertainty. Tell us what consideration you gave to including that information in your Form 10-K. See SEC Release No. 33-8350, http://www.sec.gov/rules/interp/33-8350.htm.

Company Response:

The Company regularly reviews the rules relating to known trends and uncertainties. Due to our production forecast for 2011 and the projected sales data discussed in the fourth quarter 2010 earnings conference call (59 million to 61 million tons of coal, and the first quarter contracted tons to be sold) being previously furnished on Form 8-K on January 27, 2011, the Company concluded that the information was not necessary to repeat in our Management Discussion and Analysis of Form 10-K filing. Also, there are business risks associated with production guidance and sales guidance. Sales tons are contractually agreed to but there is risk of non-performance or delay of performance by the customer. Contracted delivery schedules have flexibility, allowed by the contract, due to the various operational issues that may be encountered by our customers such as train availability and storage capacity. There are also operational risks associated with the production of the tons to fulfill these contractually obligated tons. In light of these risks, it is our intention to omit filing production guidance within the Form 10-K.

Liquidity and Capital Resources, page 108

4.	We note that also indicated your anticipated capital expenditures for 2011 in the January 27th earnings call. We are unable to locate that information in your Form 10-K. Please advise or revise.

Company Response:

Our capital expenditure projections for 2011 discussed in the Company's earnings call were disclosed on Form 8-K on January 27, 2011. This information was not included in the Company's 10-K as it was previously furnished and the projected capital expenditures are subject to change because the majority of these are not firm commitments. Generally, our capital expenditure projections are subject to change and projects can be added or removed from our projection without financial statement consequences. Regulation S-K §229.303 (2) Capital Resources states: “Describe the registrant's material commitments for capital expenditures as of the end of the latest fiscal period, and indicate the general purpose of such commitments and the anticipated source of funds needed to fulfill such commitments.” We have disclosed all of our capital expenditure commitments as required in regulation S-K §229.303 (2) Capital Resources in the summary of contractual obligations table (page 112) using the caption “Purchase Order Firm Commitments,” as well as in the Commitment and Contingent Liabilities footnote (page 167) using the caption “Total Purchase Obligations.”

Contractual Obligations, page 112

5.
We note that your chief operating officer discussed expectations with respect to 2011 capital expenditures and indicated key areas of allocation during the January 27, 2011 earnings call. We also note your disclosure on page 21 that your "primary 2011 gas objective is to delineate the newly acquired Marcellus Shale acreage in central Pennsylvania and northern West Virginia." Please tell us whether you have entered into any firm commitments for your planned 2011 capital expenditures, and clarify whether such amounts are included in your table of contractual obligations. As part of your response, please tell us how you considered discussing in further detail your filing the specifics of your planned 2011 capital expenditure budget allocation in a manner similar to the discussion in your January 27, 2011 earnings call.

Company Response:

As noted above, generally our capital expenditure projections are subject to change and projects can be added or removed from our projection without financial statement consequences. When the company has incurred a firm purchase obligation, the obligation is included in our disclosures included in the summary of contractual obligations table (page 112) using the caption “Purchase Order Firm Commitments”, as well as in the Commitment and Contingent Liabilities footnote (page 167) using the caption “Total Purchase Obligations.”
In regard to delineation of the newly acquired Marcellus Shale acreage, the Company has entered into firm contracts regarding drilling rigs. The amounts are included in the disclosure included in the Commitments and Contingent Liabilities footnote (page 167) and in the summary of contractual obligation table (page 112). The narrative to the tabular information in the Commitments and Contingent Liability footnote (page 167) states, “CONSOL Energy and CNX Gas enter into long-term unconditional purchase obligations to procure major equipment purchases, natural gas firm transportation, gas drilling services and other operating goods and services.”
The Company's capital expenditure budget allocation was reviewed against Item 303 of Regulation S-K and because our capital expenditure budget does not meet the definition of a commitment, projects can be added or deleted and budget dollars can be re-allocated across the various segments, we believe that additional disclosure concerning our capital expenditure budget was not deemed necessary.

Note 1 Significant Accounting Policies, page 122

Property, Plant and Equipment, page 123

6.
We note your disclosure on page 80 that "The CBM unit-of-production rate used to calculate depreciation in the current year is generally calculated using the net book value of assets divided by either proved or proved developed reserves at the previous year end." Please clarify your related accounting policy to distinguish which assets are divided by proved reserves and which assets are divided by proved developed reserves. In addition, tell us and disclose if your policy for calculating depreciation, depletion and amortization for your conventional properties is similar to that of your coalbed methane properties.

Company Response:

CONSOL Energy's policy for calculating depreciation, depletion & amortization is the same for all gas well types. There are no accounting methodology differences between a conventional well, a CBM well or a Marcellus well. In all cases, the current year units-of-production rate used to calculate depreciation, depletion and amortization for tangible well costs and intangible well costs (disclosed as “Gas Wells and Related Equipment” and “Intangible Drilling Cost” respectively in Footnote 10 on page 138) is generally determined by dividing the previous year end net book value by the previous year end proved developed reserve balances. The current year units-of-production rate used to calculate depreciation, depletion and amortization for proved property costs (disclosed as “Proven Gas Properties” in Footnote 10 on page 138) is generally determined by dividing the previous year end net book value by the previous year end proved reserves balance. These clarifications will be added to future filings.

7.
We note your disclosure on page 5 that you produce coalbed methane gas from your coal properties in the Northern and the Central Appalachian basin. Please tell us and disclose how you determine whether a specific activity that benefits both your coal and gas business is deemed a gas activity or mining activity. If applicable, tell us and disclose how you allocate the related costs between your coal and gas businesses to the extent that a gas activity benefits your coal business or a mining activity benefits your gas business. In doing so, please provide a separate discussion for each state (i.e. exploration, development, and production) of your gas fields and of your mines.

Company Response:

The organizational structure of CONSOL Energy's operational level management allows the Company to segregate costs by operational activity to determine which business segment (coal or gas) is receiving the benefit.

Exploration - CONSOL Energy has a staff that completes coal exploration and a staff which completes gas exploration, not one staff that completes both coal and gas exploration. The coal exploration group's primary purpose is to explore the coal assets that are held by the Company to determine thickness, quality and location of the coal seam. The costs of these activities are charged to the coal segment. The information is shared with the gas exploration team, but the gas segment is not charged for the activities because the primary purpose of gathering the information was to gather coal exploration details. The gas exploration group's primary purpose is to explore the gas assets that are held by the Company to determine gas formation information. The cost of these activities is charged to the gas segment. The information is shared with the coal exploration team, but the coal segment is not charged for the activities because the primary purpose of gathering the information was to gather gas information.

Development and Production - When an activity benefits both business areas, the Master Cooperation and Safety Agreement between CONSOL Energy and CNX Gas defines how the cost allocation between the operational units will be determined. The separation agreement was filed as an exhibit to the S-1/A of CNX Gas Corporation filed on January 10, 2006. The Master Cooperation and Safety Agreement states the following:

Wells and Capturing Gas. With respect to an active mining area or within CONSOL Energy's [coal segment] then ten year mining plan, [the coal segment] has the right to drill wells but not to capture and market gas. [The coal segment] has this right because it must de-gas coal mines prior to coal     production for safety reasons. [The coal segment] also pays for all of the costs of drilling these wells. If [the gas segment] determines it is economical to capture gas from a coal area well, [the gas segment] has the right to capture and market this gas.     In addition to the coal area wells, [the gas segment] has the right to locate and drill additional wells and capture gas for marketing in the coal area. Subject to the overriding principles stated above, [the gas segment] has the sole right to capture gas in any active mining area, in any area in the ten year mine plan and in any other non-    coal area from wells developed by [the coal segment] or [the gas segment].

An additional disclosure noting the above will be added to Management Discussion & Analysis in future filing of the Company's 10-K filings.

Note 24 Commitments and Contingent Liabilities, page 161

8.
We note your disclosure that it is reasonably possible that the ultimate liabilities in the future with respect to these lawsuits and claims, individually and in the aggregate, may be material to the financial position, results of operations or cash flows of CONSOL Energy. Please explain to us how this statement satisfies the requirements of ASC 450-20-50-3 through 8 if there is at least a reasonable possibility that a material loss could occur. If a material outcome on your legal contingencies is reasonably possible, please disclose the amount or range of reasonably possible losses or that the amount cannot be estimated.

Company Response:

The Company evaluates the range of potential losses on a claim-by-claim basis. In the event that a claim is asserted against the Company, the current disclosure describes the claim, provides a narrative as to the Company's view toward this assertion and describes or specifically identifies, where possible the amount of the claim. When the company states “we believe the claim to be without merit”, the company believes the claim will result in no impact to the financial statements, but recognizes that the potential exists that the case may be lost. The above is intended to reflect the range of loss to be zero to the stated amount of the claim, or the description of the loss calculation if amount of claim not specifically available. The statement that “it is reasonable possible that the ultimate liabilities in the future with respect to these lawsuits and claims, individually and in the aggregate, may be material to the financial position, results of operations or cash flows of CONSOL Energy” was intended to reflect that litigation is not certain and that a possibility of loss does exist. Although the loss is possible, we do not believe it is probable and does not require recognition in the financial results of the Company. In the event that a more representative range can be determined or an exact settlement amount is fixed and determinable then the disclosure of that claim reflects that information.

Engineering Comments

Coal Operations, page 7

9.	Please separate your proven reserves and probable reserves. If you are unable to separate your proven reserves and probable reserves, please explain to us why you are unable to do so.

Company Response:

Our proven and probable reserves have been reported in summation under the instructions to Industry Guide 7, paragraph (b)(5)(2), “The summation of proven (measured) and probable (indicated) ore reserves is acceptable if the difference in degree of assurance between the two classes of reserves cannot be readily defined.” The degree of assurance between the two classifications is not significantly different and does not impact the calculation of the reserve tons reported. We calculate our coal reserves based on guidelines in the U.S. Geological Survey Circular 891 (Coal Resource Classification System of the U.S. Geological Survey). Our estimates for proven reserves are based on points of observation that are equal to or less than 0.5 mile apart. Our estimates for probable reserves are based on points of observation that are between 0.5 to 1.5 miles apart. Because the continuity of the Pittsburgh coal seam reserves is well-know, the points of observation from proven reserves is 3,000 feet or less and for probable reserves the points of observation are between 3,000 feet and 8,000 feet. Due to the continuity of the coal seams in which we report coal reserves, and due to the difference in the degree of assurance between the above stated observation points being minimal, a separate disclosure of this information is not considered significant.

Coal Operations, page 9

10.
We note your disclosure explaining that reserves are the portion of the proven and probable tonnage that meet CONSOL Energy's economic criteria regarding mining height, preparation plant recovery, depth of overburden and stripping ratio. In addition you state your reserves generally would be commercially minable at year-end price and cost levels. With a view towards disclosure, please tell us the pricing and cost assumptions for each of your mines that you use to establish that a reserve is economic at the time of determination.

Company Response:

CONSOL Energy's operating experience is the primary criteria to be used when determining the assumptions to calculate coal reserve tonnage. First, input from various departments within the Company is solicited to establish criteria for coal minability. These departments include the various coal operating groups, coal operations support, technical marketing, engineering and environmental services and CNX Land. Second, a historical review of the price received and cost of production for each active mine is reviewed. Also, a detailed long-range plan is produced on a mine-by-mine basis in which projected sales prices are reviewed against planned costs to determine that a reserve is economic to produce. For coal reserves located outside an active mine plan, historical prices and costs and projected prices and cost for similar quality coal and similar mining techniques are reviewed. Generally, the company has determined the economics of the mining process support mining at various seam quality and thickness which are reviewed when reserve estimates are updated, or at least annually.
____________________

Based on the responses provided, I believe the Company has satisfied the staff's request.

Additionally, the Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under Federal securities laws of the United States.

Please direct any additional questions or comments to me at (724) 485-4550. My fax number is (724) 485-4834.

Very truly yours,

/s/ William J. Lyons
William J. Lyons
Executive Vice President and Chief Financial Officer